U.S. Securities and Exchange Commission
Division of Corporation Finance Section of Filings and Reports
450 Fifth Street, NW
Washington DC 20549

Attn: Tim Buchmiller: Mail Stop 6010

Re: Bovie Medical Corporation Amendment No. W File No. 333-120741
Registration Statement on Form S-3 - Clarification to Comment #16

Sir:

In reference to your comment #16, we would like to clarify our response as to why

Bovie management believes that the fair value of the indefinite life intangible asset, brand name/trade mark acquired when we (fka-An-Con Genetics, Inc.) purchased the Bovie

Corporation was $1,877,299.

In 1998, we issued 3,000,000 shares valued at $1.00 per share to Maxxum Corporation in exchange for certain assets of the Bovie Business which included inventory and equipment to produce electrosurgical generators and the brand name/trademark of Bovie.

The transaction was accounted for as a purchase. Management valued the inventory and equipment at $1,122,701 and the brand name/trademark at $1,877,299.

Bovie is and has been a highly recognized brand name in the medical generator industry since electrosurgery was first practiced in 1924 by the famed Harvard physicist

William Bovie. For decades, surgeons and other operating room personnel have called the electrosurgical generators they use “Bovie’s” even if they are manufactured by another company. The Bovie name has become generic and synonymous with electrosurgical generators in the medical industry. We purchased this brand name/trademark with the intention of using and promoting it. It is our belief that without the use of the Bovie name/trade mark, we would not have been able to enter the electrosurgical market and grow as we have over the past few years nor would we have been able to compete in the electrosurgical generator market.

The reason we believe the trade name Bovie has an indefinite life is because it has been used continuously for the past 80 years and it allows our sales representatives easy access to talk to prospective customers that know the name Bovie that might not know the name An-Con/Aaron as being associated with electrosurgical products.

In June 201, the Financial Accounting Standards Board (“FASB”) issued statement of

Financial Accounting Standards No 141, “Business Combinations” and No. 142.

“Goodwill and Other Intangible Assets” effective for fiscal years beginning after

December 31, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives were no longer amortized, but were subject to periodic impairment tests in accordance with the statements. Other intangible assets continued to be amortized over their useful lives. The statement also required business combinations initiated after June

30, 2001 to be accounted for using the purchase method of accounting, and establishes new criteria for recording intangible assets separate from goodwill. Pursuant to the adoption of SFAS No. 142, all amortization expense on intangible assets with indefinite lives ceased on January 1, 2002. We have performed the required impairment tests of brand name/trade mark. There was no reduction in the cost of the brand name/trademark based on that recent test.

Respectfully,

/s/
Chuck Peabody
Controller
July 20, 2005